ALLGREEN PROPERTIES LIMITED

04045578

File No. 82-4959

SUPPL

Date: 28 SEP 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

RECEIVED
2004 OCT 20 P 1:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attn: Ms Rani Doyle

Dear Sirs

**ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")**

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 10/20

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 39 OF 28.09.2004
Announcement No. 43

ALLGREEN PROPERTIES LIMITED

# ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 26,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 24 September 2004.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,051,196,000 ordinary shares of S$0.50 each.

Submitted by Ms Felicia Ng, Financial Controller on 28/09/2004 to the SGX

**ALLGREEN PROPERTIES LIMITED**

File No. 82-4959

Date: 27 SEP 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

**ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")**

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 64 OF 27.09.2004
Announcement No. 64

ALLGREEN PROPERTIES LIMITED

## ACQUISITION OF PROPERTY

Allgreen Properties Limited ("Allgreen") is pleased to announce that its subsidiary, Thomson Peak Pte Ltd (the "Purchaser") has on 27 September 2004 been given an Option (the "Option") by Shell Eastern Petroleum (Pte) Ltd (the "Vendor") to purchase the property known as 49 Thomson Road (the "Property), for a cash consideration of S$6,650,000.

The Property currently zoned "Transport" has a tenure for an estate in fee simple with a land area of approximately 1225.6 sqm. Subject to the necessary rezoning and other approvals, the Property will be re-developed together with the adjoining plot owned by the Purchaser into a residential housing development.

The Purchaser has paid to the Vendor an option fee of 1% of the said consideration. Another 9% will be paid upon exercise of the option, scheduled to take place 10 weeks from the date of the Option or 1 week from the date of receipt of the requisite approvals, whichever is the earlier. The balance 90% will be paid upon completion which is scheduled to take place within 16 weeks from the date of acceptance of the option or on expiry of 3 weeks from the grant of the requisite approval for change of use, whichever is earlier.

The acquisition and development of the Property will be financed by internal funds and bank borrowings. The acquisition is not expected to have any material impact on the consolidated earnings and net tangible assets per share of the Allgreen group for the current financial year.

None of the Directors or substantial shareholders of Allgreen has any interest, direct or indirect in the acquisition.

Submitted by Ms Felicia Ng, Financial Controller on 27/09/2004 to the SGX